Exhibit 2.1

FIRST AMENDMENT TO

AGREEMENT AND PLAN OF MERGER AND SPONSOR LETTER

This First Amendment to Agreement and Plan of Merger and Sponsor Letter (this “Amendment”) is made and entered into as of August 29, 2018, by and among SIRIUS INTERNATIONAL INSURANCE GROUP, LTD., a Bermuda exempted company (“Sirius”), EASTERLY ACQUISITION CORP., a Delaware corporation (“Easterly”), SIRIUS ACQUISITIONS HOLDING COMPANY III, a Delaware corporation and a wholly owned Subsidiary of Sirius (“Merger Sub”), CM BERMUDA LTD., an exempted Bermuda limited liability company (“CMB”), and EASTERLY ACQUISITION SPONSOR, LLC, a Delaware limited liability company (“Sponsor”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement and Plan of Merger, dated as of June 23, 2018 (the “Agreement”), by and among Sirius, Merger Sub and Easterly, prior to giving effect to this Amendment.

W I T N E S S E T H:

WHEREAS, in connection ongoing discussions among Sirius, Easterly, Sponsor, CMB and potential investors in the PIPE, Sirius, Merger Sub, Easterly and Sponsor have agreed to make certain modifications to the Agreement and the Sponsor Letter, and CMB has agreed to become a party to the Agreement for the purposes set forth therein and herein;

WHEREAS, in order to facilitate the closing of the transactions contemplated by the Agreement, the parties desire to amend the Agreement to, among other things, reflect such discussions and modifications; and

WHEREAS, the parties to the Sponsor Letter desire to set forth their understanding regarding the $213,000,000 contemplated offering of Series B Preferred Shares and common shares of Sirius pursuant to those certain Subscription Agreements (the “Subscription Agreements”) dated on or about the date hereof, by and between Sirius and the investors party thereto.

NOW THEREFORE, in consideration of the premises and agreements herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

Section 1.1.            Amendments.

(a)           The last sentence of Section 2.1(b) is hereby amended and restated in its entirety to read as follows:

“As used in this Agreement, the “Exchange Ratio” means a fraction determined by dividing (i) the Estimated Easterly Cash Per Share by (ii) (x) 1.05 multiplied by (y) the Estimated Adjusted September 30 DBVPS (or, if applicable, the Final Adjusted September 30 DBVPS), in each case as determined in accordance with this Section 2.1(b) and Section 2.1(g).”

(b)          Section 2.1(g) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(g)         Determination of Exchange Ratio.

(i)            No later than five (5) Business Days after the date that the Registration Statement is declared effective (but if the Registration Statement is declared effective on or after September 30, 2018, then no earlier than October 5, 2018), Sirius shall prepare and deliver to Easterly its good faith estimates of the September 30 Book Value and the Adjusted September 30 DBVPS (the “Proposed Book Value Schedule”), together with such supporting documentation that Easterly may reasonably request. The final, conclusive and binding estimates of September 30 Book Value and Adjusted September 30 DBVPS, as determined pursuant to this Section 2.1(g), are referred to herein as the “Estimated September 30 Book Value” and “Estimated Adjusted September 30 DBVPS,” respectively.

(ii)           Within five (5) Business Days of the delivery of the Proposed Book Value Schedule, Easterly shall notify Sirius whether it accepts or disputes the accuracy of the Proposed Book Value Schedule. In the event that Easterly disputes the accuracy of the Proposed Book Value Schedule, Easterly shall notify Sirius in reasonable detail of those items and amounts as to which Easterly disagrees and shall set forth Easterly’s calculation of such disputed amounts (a “Dispute Notice”), and Easterly shall be deemed to have agreed with all other items and amounts contained in the Proposed Book Value Schedule not so disputed. In the event that Easterly notifies Sirius that it accepts the Proposed Book Value Schedule or does not deliver a Dispute Notice to Sirius during such five (5) Business Day period, Easterly, on behalf of itself and all holders of Easterly Common Stock, shall be deemed to have accepted the accuracy of the Proposed Book Value Schedule, and the estimates of the September 30 Book Value and Adjusted September 30 DBVPS set forth therein shall be final, conclusive and binding upon the parties.

(iii)          If a Dispute Notice shall be timely delivered by Easterly pursuant to Section 2.1(g)(ii), then Sirius and Easterly shall forthwith jointly request that a mutually agreed upon nationally recognized independent accounting firm (“the Accounting Firm”) make a binding determination only as to the items set forth in the Dispute Notice, in accordance with the terms of this Agreement. The Accounting Firm will, under the terms of its engagement, be required to render its written decision with respect to such disputed items and amounts within four (4) Business Days from the date of referral. The Accounting Firm shall consider only those items or amounts in the Proposed Book Value Schedule as to which Easterly and Sirius are in disagreement. The Accounting Firm shall deliver to Easterly and Sirius a written report setting forth its adjustments, if any, to the Proposed Book Value Schedule based on the Accounting Firm’s determination with respect to the disputed items and amounts in accordance with this Agreement, and such report shall include the calculations supporting such adjustments; provided, that for each item as to which Easterly and Sirius are in disagreement, the Accounting Firm shall assign a value for each such item no greater than the higher amount, and no less than the lower amount, calculated or proposed by Easterly or Sirius with respect to such item, as the case may be. Such report and the estimates of the September 30 Book Value and Adjusted September 30 DBVPS set forth therein shall be final, conclusive and binding on the parties, and neither party nor any of their respective Affiliates, stockholders or Representatives may seek recourse to any courts, other tribunals or otherwise, other than to enforce the determination of the Accounting Firm. The fees and expenses of the Accounting Firm for purposes of this Section 2.1(g) shall be borne equally by the parties.

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(iv)          At least two (2) Business Days prior to the Closing Date (or such other time as may be mutually agreed between Sirius and Easterly), Easterly shall notify Sirius in writing of its good faith calculation of the Easterly Closing Outstanding Shares and the Estimated Easterly Cash Per Share, in each case as of immediately prior to the Effective Time, together with such supporting documentation that Sirius may reasonably request. Using such amounts and the Estimated Adjusted September 30 DBVPS, Sirius shall then calculate the final Exchange Ratio; provided, however, that if the Final Adjusted September 30 DBVPS is determined pursuant to Section 2.1(h)(i) prior to the Closing Date, then Sirius shall calculate the final Exchange Ratio using the Final Adjusted September 30 DBVPS (in lieu of the Estimated Adjusted September 30 DBVPS).”

(c)           Section 2.1(h) of the Agreement shall be added after the end of Section 2.1(g) of the Agreement as follows:

“(h) Post-Closing Adjustment.

(i)            Promptly after the date that Sirius files with the SEC its financial statements for the quarter ended September 30, 2018, Sirius shall prepare its good faith calculation of the September 30 Book Value and the Adjusted September 30 DBVPS based on such financial statements. Such calculation shall be submitted to Sirius’s Audit Committee for review and approval. The calculations of September 30 Book Value and Adjusted September 30 DBVPS, as finally approved by Sirius’s Audit Committee (the “Final September 30 Book Value” and “Final Adjusted September 30 DBVPS,” respectively), shall be final, conclusive and binding upon the parties.

(ii)           If, and only if, the Exchange Ratio is calculated at Closing using the Estimated Adjusted September 30 DBVPS and the Closing occurs, then, promptly after the determination of the Final Adjusted September 30 DBVPS pursuant to Section 2.1(h)(i):

(A)        In the event that the Exchange Ratio, if calculated using the Final Adjusted September 30 DBVPS in lieu of the Estimated Adjusted September 30 DBVPS, would have been a higher number, then CMB shall at CMB’s option either (1) surrender the CMB Surrendered Shares (as defined below) or (2) pay to Sirius an amount equal to the difference between the Final September 30 Book Value and the Estimated September 30 Book Value.

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“CMB Surrendered Shares” means the number of Sirius Common Shares equal to x in the following formula:

Adjusted Post-Closing Ownership Percentage = (Actual Post-Closing CMB Shares – x) / ((Actual Post-Closing CMB Shares – x) + Actual Other Post-Closing Shares).

“Actual Post-Closing CMB Shares” means the number of Sirius Common Shares owned by CMB immediately after giving effect to the redemption contemplated by the Redemption Agreement.

“Actual Other Post-Closing Shares” means the sum of (i) the number of Sirius Common Shares issuable to Easterly stockholders at Closing pursuant to this Agreement and (ii) the number of Sirius Common Shares issued to investors in the PIPE or issuable to investors in the PIPE upon conversion of any convertible securities issued to such investors.

“Adjusted Post-Closing CMB Shares” means 120,000,000 minus (i) the aggregate purchase price of the Sirius Common Shares redeemed pursuant to the Redemption Agreement divided by (ii) (A) 1.05 multiplied by (B) the Final Adjusted September 30 DBVPS.

“Adjusted Post-Closing Ownership Percentage” means a fraction of which the numerator is (x) Adjusted Post-Closing CMB Shares and the denominator is (y) the Adjusted Total Post-Closing Shares.

“Adjusted Total Post-Closing Shares” means the sum of (i) the Adjusted Post-Closing CMB Shares, (ii) (A) the aggregate purchase price of the Sirius Common Shares (or securities convertible into Sirius Common Shares) sold in the PIPE divided by (B) (1) 1.05 multiplied by (2) the Final Adjusted September 30 DBVPS and (iii) the number of Sirius Common Shares that would have been issued to Easterly stockholders (including, for the avoidance of doubt, Sponsor) based on the Exchange Ratio calculated using the Final Adjusted September 30 DBVPS in lieu of the Estimated Adjusted September 30 DBVPS.

(B)       In the event that the Exchange Ratio, if calculated using the Final Adjusted September 30 DBVPS in lieu of the Estimated Adjusted September 30 DBVPS, would have been a lower number, then Sirius shall at Sirius’s option either (1) issue to CMB the CMB Additional Shares (as defined below) or (2) pay to CMB an amount equal to the difference between Estimated September 30 Book Value and the Final September 30 Book Value.

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“CMB Additional Shares” means the number of Sirius Common Shares equal to x in the following formula:

Adjusted Post-Closing Ownership Percentage = (Actual Post-Closing CMB Shares + x) / ((Actual Post-Closing CMB Shares + x) + Actual Other Post-Closing Shares).”

(d)           The definition of “Adjusted June 30 DBVPS” in Section 8.15 of the Agreement is hereby deleted in its entirety, and the following definition is hereby added in alphabetical order in Section 8.15 of the Agreement (and each reference in the Agreement to “Adjusted June 30 DBVPS” shall be deemed to refer to “Adjusted September 30 DBVPS”):

““Adjusted September 30 DBVPS” means (i) the September 30 Book Value, (A) decreased by the $7,000,000 deferred underwriting fee payable to Citigroup Global Markets Inc. by Easterly, and (B) as adjusted to take into account the effect determined in accordance with GAAP of the redemption of the Sirius Preference Shares held by IMG Acquisition Holdings, LLC, divided by (ii) the sum of (x) the fully diluted number of Sirius Common Shares outstanding as of September 30, 2018 and (y) 593,000 Sirius Common Shares.”

(e)           The definition of “June 30 Book Value” in Section 8.15 of the Agreement is hereby deleted in its entirety, and the following definition is hereby added in alphabetical order in Section 8.15 of the Agreement (and each reference in the Agreement to “June 30 Book Value” shall be deemed to refer to “September 30 Book Value”):

““September 30 Book Value” means the book value of Sirius as of September 30, 2018 determined based on GAAP on a consolidated basis based on the final, Sirius Board approved, unaudited GAAP consolidated financial statements of Sirius for the nine months ended September 30, 2018.”

(f)           Section 2.5 of the form of Warrant Amendment attached as Exhibit E to the Agreement is hereby amended and restated as follows:

“2.5   Warrant Price. The first sentence of Section 3.1 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“Each whole Warrant shall, when countersigned by the Warrant Agent, entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company a fraction of a Common Share equal to the Exchange Ratio at the price per Common Share of (x) $11.50 divided by (y) the Exchange Ratio, subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1.””

Section 1.2.           Sponsor Letter.

(a)           For purposes of determining the Amount Raised under the Sponsor Letter, if the proceeds of the PIPE, including the proceeds from the Subscription Agreements, are less than $213,000,000 (other than as a result of an investor failing to fund its obligations in breach of its Subscription Agreement at a time when Sirius is not then in material breach of any of its representations, warranties, covenants or agreements set forth in such Subscription Agreement at the time of such investor’s breach of such Subscription Agreement), then proceeds of the PIPE shall be deemed to be equal to $213,000,000 for purposes of determining the Amount Raised under the Sponsor Letter.

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(b)          The last two sentences in Section 1 of the Sponsor Letter are hereby amended and restated in their entirety as follows:

“Notwithstanding any of the foregoing, the minimum number of Surrendered Sponsor Shares shall be 3,328,000 and the maximum number of Surrendered Sponsor Shares shall be 4,528,000; provided that, once the number of Surrendered Sponsor Shares is determined pursuant to the foregoing (including taking into account such minimum and maximum number of Surrendered Sponsor Shares), such number of Surrendered Sponsor Shares shall be subject to further adjustment (which, for the avoidance of doubt, may result in more than 4,528,000 Surrendered Sponsor Shares) as follows:

In the event that the Net Economic Sale Price is less than $17.39, the number of Surrendered Sponsor Shares determined pursuant to the foregoing shall be increased by (i) if the Economic Shortfall Amount is equal to or greater than $1.75 million, the Economic Shortfall Shares or (ii) if the Economic Shortfall Amount is between $0 and $1.75 million, such number of shares of Easterly Common Stock (rounded to the nearest whole share) equal to (A) the Economic Shortfall Shares multiplied by (B) a fraction of which the Economic Shortfall Amount is the numerator and $1.75 million is the denominator.

“Economic Shortfall Amount” means an amount equal to (i) $17.39 less the Net Economic Sale Price multiplied by (ii) the sum of (A) the number of Sirius Common Shares issuable to Easterly stockholders (other than Easterly Sponsor) at Closing pursuant to the Merger Agreement and (B) the number of Sirius Common Shares issued to investors in the PIPE or issuable to investors in the PIPE upon conversion of any convertible securities issued to such investors.

“Economic Shortfall Shares” means such number of shares of Easterly Common Stock (rounded to the nearest whole share) equal to (i) (A) $500,000 divided by (B) (1) 1.05 multiplied by (2) the Estimated Adjusted September 30 DBVPS (if the final Exchange Ratio is calculated using the Estimated Adjusted September 30 DBVPS) or Final Adjusted September 30 DBVPS (if the final Exchange Ratio is calculated using the Final Adjusted September 30 DBVPS) divided by (ii) the Exchange Ratio.

“Net Economic Sale Price” means (i) (A) Estimated Adjusted September 30 DBVPS (if the final Exchange Ratio is calculated using the Estimated Adjusted September 30 DBVPS) or Final Adjusted September 30 DBVPS (if the final Exchange Ratio is calculated using the Final Adjusted September 30 DBVPS) multiplied by (B) 1.05 less (ii) (A) $8.33 million divided by (B) the sum of (1) the number of Sirius Common Shares issuable to Easterly stockholders (other than Easterly Sponsor) at Closing pursuant to the Merger Agreement and (2) the number of Sirius Common Shares issued to investors in the PIPE or issuable to investors in the PIPE upon conversion of any convertible securities issued to such investors.

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Upon the consummation of the Merger and the other Transactions, all the Surrendered Sponsor Shares shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefore, all as set forth in this Letter Agreement and in the Merger Agreement.”

Section 1.3.            Authorization. Each party hereby represents to the other parties hereto that this Amendment has been duly authorized, executed and delivered by such and constitutes a valid and binding obligation of such party enforceable against such party in accordance with its terms.

Section 1.4.           Miscellaneous.

(a)           After giving effect to this Amendment, references in the Agreement to “this Agreement”, “hereof”, “hereunder” or words of like import referring to the Agreement shall be deemed to refer to the Agreement as amended by this Amendment and all references in the Company Disclosure Letter or the Parent Disclosure Letter to “the Agreement” shall be deemed to refer to the Agreement as amended by this Amendment, in each case, unless the context otherwise requires.

(b)           Except as amended hereby, the Agreement and the Sponsor Letter shall remain in full force and effect. Nothing herein shall affect, modify or limit any waiver or consent granted by any party pursuant to the Agreement and the Sponsor Letter. This Amendment may be executed in counterparts which together shall constitute a single agreement.

(c)           The provisions of Article VIII of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature page follows.]

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IN WITNESS WHEREOF, each of the parties hereto have duly executed this Amendment, all as of the date first written above.

SIRIUS INTERNATIONAL INSURANCE GROUP, LTD.

By:	/s/ Allan L. Waters
Name:	Allan L. Waters
Title:	President & Chief Executive Officer

SIRIUS ACQUISITIONS HOLDING COMPANY III

By:	/s/ Robert P. Kuehn
Name:	Robert P. Kuehn
Title:	Secretary

CM BERMUDA LTD.

By:	/s/ Feng Liao
Name:	Feng Liao
Title:	Director

EASTERLY ACQUISITION CORP.

By:	/s/ Avshalom Kalichstein
Name:	Avshalom Kalichstein
Title:	Chief Executive Officer

EASTERLY ACQUISITION SPONSOR, LLC

By:	/s/ Avshalom Kalichstein
Name:	Avshalom Kalichstein
Title:	Managing Director

[Signature Page to Amendment]